                NEWS RELEASE

         FOR IMMEDIATE RELEASE

FALCONBRIDGE'S OFFICE, CLERICAL AND TECHNICAL WORKERS
VOTE 80% TO RATIFY NEW COLLECTIVE AGREEMENT

Sudbury, Ontario, February 29, 2004 — Falconbridge Limited announced today that its office, clerical and technical employees, members of the United Steelworkers of America Local 2020, have voted 80% in favour of ratifying a new three-year collective agreement.

The new agreement expires on February 28, 2007 and includes the following highlights:

•
Wage increase of 2% in the first and second years

•
Cost of Living Allowance in the third year

•
Settlement bonus of $2,000

•
Effective 2006, the pensionable earnings calculation will exclude overtime (including overtime worked and callouts) in excess of 160 hours worked per year

•
Letter of Agreement that confirms the interpretation of the Voluntary Early Retirement Incentive (VERI).

•
Joint commitment for a senior level contracting out committee that will review contracting out practices, evaluate alternatives to current hiring and work organization practices taking into consideration cost and operating efficiencies, and to review both parties' interests with regard to the use of contractors. This Committee will use a facilitator from the Ministry of Labour to assist in the process.

Falconbridge's Sudbury operations are part of the Company's Integrated Nickel Operations (INO). The operations consist of four underground mines, a mill and a smelter. Approximately 1,500 people are employed at the operations of which 220 employees are members of the OCT union (USWA Local 2020).

Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.2%) and by other investors (40.8%).

For further information:
Dale Coffin
Tel: (416) 982-7161 (Office)
        (416) 706-0557 (Cell)

Sudbury Operations, Falconbridge, ON P0M 1S0
Phone: (705) 693-2761    Fax: (705) 699-3932